January 11, 2018
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010
Attention: Ms. Suzanne Hayes

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed November 7, 2017, amended on December 19, 2017 and January 8, 2018
File No. 333-221402
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:
Cumberland Pharmaceuticals Inc. (the “Company”) hereby requests, with respect to the above-captioned Registration Statement, that the effective date for the Registration Statement be declared effective at 10:00 a.m. Eastern Standard Time on January 16, 2018, or as soon thereafter as possible.
In making the request, the Company hereby acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company requests that it be notified of such effectiveness by a telephone call to Michael Bonner, Chief Financial Officer, at (615) 255-0068.

Sincerely,

CUMBERLAND PHARMECEUTICALS INC.

/s/ Michael P. Bonner
Michael P. Bonner
Chief Financial Officer